September 7, 2006

Mail Stop 4561

*By U.S. Mail and facsimile to (212) 980-5192*

Mr. Martin Schacker
Chairman of the Board and
 Co-Chief Executive Officer
Tetragenex Pharmaceuticals, Inc.
1 Maynard Drive – Suite 205
Park Ridge, New Jersey  07656

> **Re:     Tetragenex Pharmaceuticals, Inc.**
> **Amendment Number One to Registration Statement on Form SB-2**
> **Filed on August 14, 2006**
> **File Number 333-134987**

Dear Mr. Schacker:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.     It would appear that the warrants were exercisable after the 2004 warrant exchange.  If this is true, provide your analysis as to how the offer of the underlying common stock to the warrant holders was exempt from registration.  If the warrants were not exercisable after the warrant exchange, direct the staff to the specific language in the warrant agreement covering when the warrants would become exercisable.  See the Manual of Publicly Available Telephone Interpretations at http://www.sec.gov/interps/telephone.shtml.

Front of Registration Statement and Front Cover of Prospectus

2.	You deleted the Form type from the front page.  Reinsert the "Form SB-2" so that the investor knows the form on which you file your registration statement.

3.	You disclose that the registration statement relates to the registration of 26,879,700 shares of common stock of which 11,495,620 shares are outstanding and 13,225,755 of which are reserved for future issuance as follows:

>	7,374,027 shares issuable upon exercise of warrants; and
>	7,999,253 shares issuable upon exercise of options.

	Note the total of the shares issuable is 15,373,280, which does not agree with the 13,225,755 disclosed.  Revise accordingly.

4.	We note that you do not disclose the legend required by Item 501(a)(7) of Regulation S-B.  Revise to include the legend.

5.	The amount of shares to be registered does not total 26,879,700 but rather 26,868,900, and footnotes 4, 5, 6 and 7 are not consistent with the numbers above. Revise accordingly.

Table of Contents, page 2

6.	We note your response to prior comment number 6; however, we see no discussion on page 12 regarding the determination of the offering price. Your table of contents lists the determination of the offering price, but the discussion does not appear in your registration statement.  Revise to include a discussion regarding the determination of the offering price.

Bankruptcy, page 4

7.	We note your response to prior comment number 12.  Revise to provide the factual circumstances upon which you relied for exemptions in placing your securities with shareholders.  We note disclosure regarding placing your securities, including but not limited to, on pages 4, 16, 17, 38, 39, II-2 and II-3.

Risk Factors, page 7

8.	We note your response to prior comment number 13; however, you still have language discussing your inability to provide assurance that a specific risk will not occur.  Revise to remove such language, including but not limited to, on pages 10 and 12.

Executive Compensation, page 34

9.	We note your response to prior comment number 33; however, we did not locate
	the table for options/SARs.   Revise accordingly, or direct us to what page in your
	disclosure the table is located.

Change in Auditors, page 40

10.	We have reviewed your revised disclosures in response to comment 27 of our
	letter dated July 7, 2006.  We note your independent auditors were "replaced" in
	accordance with your rotation of independent auditors policy.   Revise to state, if
	correct, that your independent auditors were "dismissed" as required by Item
	304(a)(1)(i) of Regulation S-B.  Include an updated letter from your former
	auditor addressing your revised disclosure as an exhibit to your filing.

Common Stock Purchase Warrants and Options, page 41

11.	We note that the sum of the warrants on page 41 of 6,888,712, 3,359,168 and
	559,267 exceeds the sum of the warrants in the front of the registration statement
	of 4,969,389, 2,048,678 and 355,960.  Revise to reconcile and supplementally
	explain the difference.

Selling Security-Holders, page 44

12.	We note your response to prior comment number 29; however, we did not locate
	confirmation that the sellers purchased the stock in the ordinary course of
	business.  Revise to confirm.

13.	We note your response to prior comment number 34.  Direct us to where in your
	disclosure you have described how the selling shareholders acquired the shares.

14.	We note that the totals for warrants on page 70 and for options on page 77 do not
	agree with the disclosure in the front of the registration statement.  Revise
	accordingly and supplementally explain.

Plan of Distribution, page 79

15.	We note your response to prior comment number 35.  We do not see how the new
	disclosure on pages 79 and 80 relate to Rule 3a4-1 of the Exchange Act.  If Rule
	3a4-1 does not apply, respond accordingly.

Financial Statements
General

16.	Please note the updating requirements of Item 310 (g) of Regulation S-B.

17.	Include an updated consent of the independent auditors in the pre-effective amendment.

Statement of Changes in Stockholders' Equity (Deficit), page F-4

18.	We have reviewed your response to comment 40 of our letter dated July 7, 2006. In that response, you referred us to Appendix B for journal entries related to the Class D Preferred Stock transactions.  We were unable to locate the Appendix and related journal entries.  Please provide us with these items.

Note 1 – The Company, page F-7

19.	We have reviewed your response to comment 41 of our letter dated July 7, 2006. We note the company was acting as a Contract Research Organization during the 1990s and that you considered revenues from that business when determining whether the company should be identified as a development stage enterprise. Please tell us how you considered whether your existing business, the creation and development of a portfolio of proprietary pharmaceutical products, is a new business, and therefore, separate from your previous business.  If you believe your existing business is a new business, please tell us how you determined you do not meet the criteria in paragraph 8 of SFAS 7 to qualify as a development stage enterprise.  If applicable, please revise your filing to disclose the information required by paragraphs 11 and 12 of SFAS 7.

Stock Based Compensation, page F-9

20.	We have reviewed your response to comment 43 of our letter dated July 7, 2006. Please revise your filing to specifically identify the transition method (for example, modified prospective application or modified retrospective application) you used to adopt SFAS 123R.  In addition, revise to provide the disclosures required by paragraphs 83 and 84 of SFAS 123R, as applicable.

Note 6 – Stockholders' Equity
Warrants, page F-16

21.	We have reviewed your response to comment 47 of our letter date July 7, 2006. We note your table on page F-17, which shows total warrants outstanding of 10,130,399 at December 31, 2005.  We are unable to recalculate this total based on the information you provided in your response.  Please reconcile total warrants outstanding on your table to the information contained in your response.

22. Please tell us the specific accounting guidance you used to determine that crediting compensation expense was appropriate in relation to the April 6, 2005 cancellations of the warrants and options.

23. We note the difference between the aggregate warrant restructuring expense of $2,451,419 on your Statements of Operations and the amount recorded in Additional Paid in Capital on your Statements of Shareholder's Equity represents the issuance of 32,268 warrants to correct mistakes in existing shareholders accounts based on previous agreements. Please tell us how you present the issuance of these warrants on your Statements of Shareholder's Equity.

Stock Options, page F-14

24. We have reviewed your response to comment 48 of our letter dated July 7, 2006. In your response, you indicate that you deleted the pro-forma figures, however, you did not delete the reference to such figures. Please revise to also delete the reference.

\* \* \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·    the action of the Commission or the staff, acting pursuant to delegated authority, in
      declaring the filing effective, does not relieve the company from its full responsibility
      for the adequacy and accuracy of the disclosure in the filing; and

·    the company may not assert staff comments and the declaration of effectiveness as a
      defense in any proceeding initiated by the Commission or any person under the
      federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement.  We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or Sharon
Blume at (202) 551-3474 if you have questions regarding comments on the financial
statements and related matters.  Please contact Timothy Geishecker at (202) 551-3422 or
me at (202) 551-3419 with any other questions.


                                                        Sincerely,


                                                        Christian N. Windsor
                                                        Special Counsel


cc:      Arthur S. Markus, Esq.
         Gersten Savage, LLP
         600 Lexington Avenue – 9th Floor
         New York, NY  10022